

By RADIX MOTION

Share Your Moves



The Future of Human Communication is in 3D!







MEU

Social messenger based on
neuroscience research
into embodiment,
psychedelics and empathy.

<mark>Connections</mark> are built on
physical <mark>mimicry</mark>





Is a new form of
communication
bridging Mobile AR/VR
and Web.

Record 3D Movement Data
Store/Index/Access
Custom 3D Graphics Rendering + synesthetic filters

MEU Made by our users:


BUFFER
OVERFLOW*#$%&!!

776,953 Views


what do u do when u
miss someone that is far
away?

458,365 Views



382,917 Views



By Radix Motion

Play 3D movement games with your friends even if they are far away



https://youtu.be/K7iZyT7Cxj4



Growing Market Before Covid-19

38B TAM

760 M Users

MEU Why Invest In Us NOW?

➤ Only company utilizing 3D human movement data to solve social distancing problems.
➤ Only company bridging social interactions between VR, Mobile AR and Web.
➤ Growing user base (230 MAU) in April - creating 3D-enhanced parties that are funded by user donations. (0$ User acquisition price)

 # Monetization - Dual Approach

Monetizing our mobile app - in app purchases/monetize user generated content/ads.

API - Charge Directly for an API, by Call or Subscription.

Additional possible income
- Movement Data - training AI, health tracking (user's opt in)

Market

Social/Gaming

15 B$
250M users



1.2 B$
190M users



Education

20 M users
drumming apps



1 M users sign
language apps



Fitness

1.25 B$
1.4 M users




30 M$



Future Fit

353 m users of
fitness apps
327 m revenue

Entertainment

Childish
Gambino



Kanye West




"I don't think people
are going to talk in the
future. They're going to
communicate through eye
contact, body language,
emojis, signs... So
often one emoji goes a
long way and lets me get
on with my whole day."

Potential For
Movement Data
API



MEU Team - Dreamers And Telepaths In Training



SARAH – CEO
Entrepreneur, using expertise in cognitive neuroscience and academic research into VR's influences on movement/sense of Self.



MATTHEW – CTO
Full stack software engineer with a background in VR, media and interactive characters.



ISAAC (CABBIBO)
VR/AR Wizard - simulation artist bending reality one byte at a time.



ATLEY
Engineer designing experiences that analyze the psychological systems we are embedded in.



NIKO
Musician, game composer and music producer. Creator of Meu's interactive music system.



JAMIE
Digital artist and visual designer.

MEU Road map :

- 2 months (50k) to improve UX & finish social network features (importing contacts, sending group messages)
- 3 months (100 k) to implement added features - (different avatars/users 3D faces/ movement feedback control panel)
- 3 months (100k) to Build API.









Be Part of The Future of Human Communication

Raising 250K (6 M cap):

www.wefunder.com/radix.motion

sarah.hashkes@radixmotion.com